FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 8, 2003

(Date of earliest even reported)

HOUSEHOLD FINANCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1-75**	**36-1239445**
(State of incorporation or organization	(Commission File Number)	(I.R.S. Employee Identification No.)

2700 Sanders Road
Prospect Heights, Illinois 60070
(Address of principal executive officers)

Registrant's telephone number, including area code: 847- 564- 5000

HOUSEHOLD

AFSA Conference

May 8, 2003

This presentation, including the accompanying slides, contains certain forward-looking information which is subject to risk and uncertainties and speaks only as of the date on which it is made. Please further be advised that Regulation FD prohibits Household representatives from answering certain, specific questions during the Q&A session.

Agenda

- **Overview**
- Businesses
- Credit Quality and Reserves
- Funding Strategy

Post Merger

- Completed March 28, 2003
- Household International and Household Finance Corporation (HFC) remain SEC registrants
- HFC will continue to issue debt securities
- No explicit credit guarantee from HSBC
- Managed receivables as of December 31, 2002 of $107 billion
- Ratings of A2/A/A by Moody's, S&P, and Fitch

New Legal Entity Structure


HSBC Holdings, plc
Household International, Inc.
HSBC Bank, plc
Other HSBC Worldwide Businesses
Household Finance Corporation

HSBC Diversity & Financial Strength

HSBC Group Pre-Household

- Market capitalization of over $100 billion
- 2002 Profit (pre-tax) of $9.65 billion on U.K. GAAP basis
- Over 8,000 offices in 80 countries
- Diversified pre-tax cash earnings: 47% Asia, 40% Europe, Americas 13%
- Well-capitalized and liquid balance sheet

Household Adds

- U.S.-centered earnings, balancing sources to approximately 37% Asia, 32% Europe, 31% Americas
- Substantial earnings power: 2002 pre-tax operating income of $3.16 billion*
- Meaningful opportunity to broaden the product range available to both retail and commercial customers
- Strong marketing, credit management and technology skills which are leverageable

* excludes AG Settlement and cost of HB f.s.b. disposition

Geographically Balanced Product Distribution in the U.S.*



Northeast	
U.S. Population	11%
Correspondent	6%
Consumer Finance	11%
MasterCard/Visa	14%
Private Label	9%
Auto	4%

West	
U.S. Population	8%
Correspondent	8%
Consumer Finance	11%
MasterCard/Visa	7%
Private Label	6%
Auto	4%

Midwest	
U.S. Population	23%
Correspondent	23%
Consumer Finance	23%
MasterCard/Visa	28%
Private Label	27%
Auto	17%

Mid Atlantic	
U.S. Population	13%
Correspondent	10%
Consumer Finance	15%
MasterCard/Visa	14%
Private Label	12%
Auto	15%

California	
U.S. Population	12%
Correspondent	18%
Consumer Finance	15%
MasterCard/Visa	12%
Private Label	13%
Auto	12%

Southwest	
U.S. Population	14%
Correspondent	8%
Consumer Finance	8%
MasterCard/Visa	11%
Private Label	14%
Auto	18%

Southeast	
U.S. Population	19%
Correspondent	27%
Consumer Finance	17%
MasterCard/Visa	14%
Private Label	19%
Auto	30%

epresents % distribution of managed consumer ceivables as of December 31, 2002.

HOUSEHOLD

Household Business Strategy

- Serve the consumer borrowing needs of the middle income market through multiple channels
- Focus on prime & nonprime borrowers offering mortgage, auto, credit cards and consumer loans
- Offer a wider array of products through HFC/Beneficial branch sales channel
- Leverage HSBC liquidity sources
  - enhance capital market access
  - access stable internal sources
  - lower cost of funds
- Generate a strong and sustainable return on assets
- Look for opportunities to export lending platform to markets outside the U.S.

Cost Structure Advantage

Pre-merger funding disadvantage in 2002

	2002 Avg. 5yr Spread	Efficiency Ratio	ROA
Bank One	76bps	56.4%	125bps
Citigroup	82	52.3	144
Wells Fargo	72	56.8	177
Wamu	122	48.6	144
Bank Average	**88bps**	**53.5%**	**148bps**
HFC	**253bps**	**28.7% (1)**	**191bps (1)**

====> HFC return advantage is driven by cost structure

(1) HFC percentages are based on managed assets and exclude $333.2 million (after-tax) AG settlement charge and related expenses

Household Receivables Mix


1997
International
11%
First Mortgage-
Correspondent
3%
Auto
1%
First Mortgage-
Branch
17%
Private Label
14%
Second
Mortgages
11%
PHL
2%
MasterCard/
Visa
29%
Personal Non-
Credit Card
12%

$61.8 Billion(1)


2002
International
8%
Auto
7%
First Mortgage-
Correspondent
12%
Private Label
12%
First Mortga
Branch
22%
MasterCard/
Visa
16%
Second
Mortgages
7%
PHL
5%
Personal Non-
Credit Card
11%

$107.0 Billion(2)

(1) Excludes commercial, other receivables and receivables from Beneficial's disposed Canadian and German operations.
(2) Excludes commercial and other receivables.

Potential HSBC Funding Synergies

- Inter-company loans/credit support
- Sell liability products to HSBC clients
- Originate and/or fund assets in the bank

Agenda

- Overview
- **Businesses**
- Credit Quality and Reserves
- Funding Strategy

Household’s Businesses

Consumer Lending

Auto Finance

Non-prime Credit Card

Mortgage Services <

Retail Services

Prime Credit Card

Core Household

Potentially bankable assets

Consumer Lending

$43.4 billion in loans outstanding

- 65% real estate secured
- Personal homeowner loans (PHL)
  - Secured high LTV product underwritten and treated like an unsecured loan
- Other unsecured

- Approximately 1,300 branches in 45 states
- HFC and Beneficial branch networks provide platform for:
  - Strong organic growth
  - Cross sell opportunities
- Centralized appraisal, title processes, and collections

Consumer Lending

Business Mix

	12/31/02 Outstandings ($ Billions)	Percent of Total Oustandings
Real Estate		
First Lien	$23.8	55%
Second Lien	4.2	10
Total Real Estate	$28.0	65%
Personal Homeowner Loan (PHL)	$ 5.1	12%
Unsecured Loans	10.3	23
	$15.4	35%
Total	$43.4	100%

Consumer Lending

Characteristics of recent real estate originations*

Average Market Value **($000)**	
First Lien	$124
Second Lien	191
Total	$145

Origination LTV% / LTV% Including Points and Fees	
First Lien	93/98%
Second Lien	93/95
Total	93/97%

* All data based on all accounts originated in 2002

HOUSEHOLD

Mortgage Services

- $17 billion of managed receivables as of December 31, 2002
- Historically, improved the overall credit quality and product mix of Household's portfolio
- Purchase non-prime loans from over 250 correspondents
- Borrower's ability to pay is primary consideration
- Loans purchased through correspondents are reviewed to ensure they meet Household's underwriting guidelines

Mortgage Services

Portfolio Characteristics at December 31, 2002

	First Lien	Second Lien
Portfolio Mix	78%	22%
Average Original LTV	90.7%	99.5%
Average Property Value	mid-$120k	mid-$160k

.

Auto Finance

- Finance the purchase (not lease) of primarily late-model used vehicles through franchised new vehicle dealers
- $7.4 billion in managed receivables
- Migrate business to higher credit quality, lower LTV
- Increase alternative channel distribution
  - 20% of new volume
  - Alliances: Mitsubishi
  - Direct-to-consumer
    - Refinance
    - Direct mail
    - Favorable credit results
- Used car price deflation continues to drive lower recovery rates on charged-off loans

Auto Finance

Auto - Collateral/Borrower Profile Trends

	4Q'97	4Q'02
Collateral		
Odometer mileage	31,267	27,551
New vehicles	16%	25%
Loan amount	$13,039	$15,927
Wholesale value of vehicles	$11,763	$14,932
Borrower		
Monthly gross income	$ 2,853	$ 3,902
Home ownership	26%	45%

Non-Prime Credit Card

Subprime - $2.4 billion

- Renaissance ($1.9 billion)
- Other ($500 million)
- Low credit lines ≈ $630 and average balances ≈ $500

Near prime - $2.3 billion

- Base Card (Household Bank)
- Merchant Partnerships
- Prime Option
- Average balances ≈ $1,500
- Average credit lines ≈ $2,400

Credit Card Services 12/31/02


UP 29%
GM 39%
Other 6%
Non-Prime 26%

Prime Card Programs

Prime Credit Cards

- GM and Union Privilege total 67% of Credit Card Services
- UP is one of the largest affinity groups in U.S. with 4 million accounts/2million active
- GM has 5.2 million accounts/3.7 million active

Private Label

- $12.6 billion of managed receivables as of December 31, 2002
- One of the largest third-party providers in the U.S.
- Nearly 11 million active customer accounts
- Over 70 merchant relationships diversified across industries
- Top merchants include Best Buy, Saks, Yamaha and Levitz



Home Products/ Improvements
12%
Other
8%
Power Sports Vehicles
21%
34%
25%
Furniture
Consu
Electro

Agenda

- New Household Overview
- Household Businesses
- **Credit Quality and Reserves**
- Funding Strategy

Capital and Reserves Strategy

- Replaced non-trust preferred stock issues with capital from HSBC
- Manage capital ratios in concert with internal and rating agency targets
- Continuing economic weakness requires conservative reserving strategy
- HFC is subject to Federal Reserve oversight as a subsidiary of a bank holding company

HFC Credit Quality Trends*



Percent
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
4.96
4.81
4.45
4.75
5.29
4.48
4.32
3.97
4.12
4.58
'98
'99
'00
'01
'02
2+ Delinquencies
Chargeoffs

Total managed consumer loans

HOUSEHOLD

Consumer 2+ Delinquency % - 9 Month Lag

	Dec 2001	Mar 2002	June 2002	Sept 2002	Dec 2002
Total HFC %					
Real Estate Secured	3.44 %	3.70 %	3.52 %	3.75 %	4.36 %
Automobile Finance	4.28	3.31	3.78	3.67	4.11
Mastercard/Visa	4.78	4.55	4.06	4.24	4.86
Private Label	6.75	6.92	6.73	6.51	7.07
Other Unsecured	11.01	11.08	11.18	10.70	11.32
Total HFC Delinquencies % (1)	5.52 %	5.53 %	5.36 %	5.36 %	5.93 %

(1) Represents delinquencies as a % of EOP receivables applying a 9 month lag.

Consumer Net Chargeoffs % - 9 Month Lag

	Dec 2001	Mar 2002	June 2002	Sept 2002	Dec 2002
Total HFC %					
Real Estate Secured	0.82 %	0.88 %	1.14 %	1.27 %	1.29 %
Automobile Finance	8.88	9.07	7.63	7.00	8.72
Mastercard/Visa	7.45	7.86	8.11	7.33	7.75
Private Label	6.19	6.64	6.26	6.88	6.31
Other Unsecured	9.60	10.24	10.65	11.27	10.07
Consumer Net Chargeoffs % (1)	4.89 %	5.14 %	5.21 %	5.21 %	5.11 %

(1) Represents chargeoffs as a % of average receivables applying a 9 month lag.

Increasing Reserve Coverage

HFC Managed Reserves - 12/31/02



$ 5.0
4.0
3.0
2.0
1.0
0.0
5.0 %
4.0
3.0
2.0
1.0
0.0
4.09
3.93
3.94
4.02
4.86
$2.3
$2.4
$2.9
$3.5
$4.8
1.12
1.02
1.10
1.05
1.15
'98
'99
'00
'01
'02
Reserve Levels (Billions)
% of Managed Receivables
% of Nonperforming Receivables Coverage

Agenda

- New Household Overview
- Household Businesses
- Credit Quality and Reserves
- **Funding Strategy**
- Frequently Asked Questions

Funding Strategy

Initiatives with HSBC

- Tap group liquidity sources
- Transfer bank qualified assets to HSBC Bank USA where possible
- Coordinate marketing and issuance
- Partner with HSBC Securities

New Markets

- Develop retail around the globe
- Diversify short-term borrowing worldwide

Continuing Efforts

- Fixed income investor education
- Be seen as a frequent issuer
- Issue both asset-backed and unsecured
- Maintain independent fixed income research coverage

Bank Line Review

- HFC backup lines stand at $7.5 billion
- 44 banks
- 88% of commitments from banks rated Aa3 or better
- Financial covenant - minimum net worth of $5.8 billion
- No MAC clauses
- Recently closed new $2.2 billion, 364-day facility
- Current maturities:
  - 2004: $2.8 billion
  - 2005: $3.7 billion
  - 2007: $1.0 billion

Funding Needs

- Based on current funding plan, total remaining senior debt needs of approximately $5-8 billion
  - Retail MTNs of $1-1.25 billion
  - Dollar global issuance of $2-4 billion
  - Institutional MTNs (3 years or less) of $1.5-2 billion
  - Foreign currency offerings of $1-1.5 billion
- Public securitizations of $6-8 billion across all product classes
- Issue $1-1.5 billion of Euro CP
- Issuance needs will increase into 2004 and 2005 as assets grow

HFC Diversified Funding Mix

($ Millions)

CP and Other S-T Borrowings (1)	$4,143	4 %
Euro and Other Currencies	11,014	11
USD Senior Debt	45,064	46
Retail MTNs	6,713	7
Real Estate Financing (2)	7,485	8
Asset-Backed Securities	23,422	24
Total	$97,841	100%

At December 31, 2002 (Domestic only)

(1) Commercial paper net of investments $3,133 million.
(2) Real estate that has been securitized, but is accounted for as debt.

HOUSEHOLD

Summary

- HFC balance sheet likely to emphasize secured product
- Current management team continues to run Household business
- Added liquidity provided by merger with HSBC provides opportunities for prudent growth
- Household basic business model remains intact
- Cost-of-funds benefits will secure industry-leading cost structure

Item 9. Regulation FD Disclosure

Presentation made by representatives of Household Finance Corporation. are included in this Form 8K as Exhibit 99 and are being furnished in accordance with Regulation FD of the Securities and Exchange Commission.

The presentations include information that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and as such will involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Household, or its subsidiaries, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on information, which is available to Household on the date they are made, and therefore they express Household's current views and current assumptions that may change. For a list of important factors that could affect Household's actual results or could cause such results to vary materially from those expressed in the information furnished with this filing on Form 8-K, please see Household's Form 10K for the year ended December 31, 2002 which was filed on March 26, 2003 with the Securities and Exchange Commission.

Item 7. Exhibits

No.	Description
99	Slide Presentations of representatives of Household Finance Corporation.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HOUSEHOLD FINANCE CORPORATION
(Registrant)

By: /s/ Patrick D. Schwartz

Patrick D. Schwartz
Assistant Secretary

Dated: May 8, 2003

Exhibit Index

Exhibits

No.	Description
99	Slide Presentation of representatives of Household Finance Corporation.